September 27, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:      Mark P. Shuman, Legal Branch Chief
Jeff Werbitt
Daniel Lee

Re:	Innova Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed August 24, 2006
(File No. 0-33231)

Dear Mr. Shuman:

In response to your telephone conversation which took place today between you and Eric Pinero, Esq. of Sichenzia Ross Friedman Ference LLP, securities counsel to Innova Holdings, Inc. (“Innova” or the "Company"), on behalf of the Company please accept this letter as the Company’s supplemental response to your comments to the above referenced filing.

Revised Preliminary Proxy Statement on Schedule 14A

Form 10-KSB, page 24

1.
Please revise to incorporate by reference to the Company’s quarterly report on Form 10-QSB for the Company’s most recent completed fiscal quarter. In addition, the Company should mail such quarterly report to its stockholders with the Form 10-KSB and proxy statement.

Response:

The Company has revised the proxy statement under the heading Form 10-KSB on page 24 to incorporate by reference to the Company’s quarterly report on Form 10-QSB for the three and six months ended June 30, 2006. The aforementioned changes to the proxy statement are annexed hereto as Exhibit “A”. In addition, the Company hereby confirms that it will mail such quarterly report to its stockholders, together with the Form 10-KSB and definitive proxy statement.

17105 San Carlos Blvd., A6-151 • Ft. Myers Beach • Florida • 33931
P. (239) 466-0488 • F. (239) 466-7270
www.INNOVAHOLDINGS.com

Proposal 3, page 22

2.
Please revise throughout the proxy statement, where applicable, to clarify that the Company is requesting its stockholders to approve the 2005 stock option plan in its entirety, not merely the increase in authorized shares of common stock available under the plan from 150,000,000 to 200,000,000 shares.

Response:

The Company has revised the proxy statement, where applicable, to clarify that the Company is requesting its stockholders to approve the 2005 stock option plan in its entirety, not merely the increase in authorized shares of common stock available under the plan from 150,000,000 to 200,000,000 shares. The aforementioned changes to the proxy statement are annexed hereto as Exhibit “B”.

Correspondence, Representations of the Company

3.	Please ensure that any future filings of correspondence containing representations which the Commission requests that the Company make are in fact made by the Company.

Response:

Please take note that this correspondence is from the Company and accordingly, the representations set forth below are being made by the Company. In addition, the Company hereby confirms that it will make the representations set forth below in any future correspondence filing.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Eugene V. Gartlan

Eugene V. Gartlan,
Chief Financial Officer

EXHIBIT “A”

FORM 10-KSB AND FORM 10-QSB

OUR ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 TOGETHER WITH OUR QUARTERLY REPORT ON FORM 10-QSB FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, IS BEING DELIVERED TO YOU WITH THIS PROXY STATEMENT. IN ADDITION, UPON ORAL OR WRITTEN REQUEST OF ANY PERSON ENTITLED TO VOTE AT THE MEETING, ADDRESSED TO US, ATTENTION: SECRETARY, INNOVA HOLDINGS, INC., 17105 SAN CARLOS BOULEVARD, SUITE A6151, FORT MYERS, FL 33931, WE WILL PROVIDE WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT AND QUARTERLY REPORT WITHIN ONE (1) BUSINESS DAY OF THE COMPANY’S RECIEPT OF SUCH REQUEST. THE ANNUAL REPORT AND QUARTERLY REPORT IS INCORPORATED IN THIS PROXY STATEMENT. YOU ARE ENCOURAGED TO REVIEW THE ANNUAL REPORT AND QUARTERLY REPORT TOGETHER WITH SUBSEQUENT INFORMATION FILED BY THE COMPANY WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION.

COMMUNICATIONS WITH STOCKHOLDERS

Anyone who has a concern about our conduct, including accounting, internal accounting controls or audit matters, may communicate directly with our Chief Executive Officer or our non-management directors. Such communications may be confidential or anonymous, and may be submitted in writing addressed care of Sheri Aws, Corporate Secretary, Innova Holdings, Inc., 17105 San Carlos Blvd., Suite A6151, Fort Myers Beach, FL 33931. All such concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by the proper executive officers in the same way that other concerns are addressed by us.

DEADLINE FOR FUTURE PROPOSALS OF STOCKHOLDERS

Proposals that a stockholder desires to have included in our proxy materials for our 2007 Annual Meeting of Stockholders must comply with the applicable rules and regulations of the Securities and Exchange Commission, including that any such proposal must be received by our Secretary at our principal office no later than * , 2006 [120 days before first anniversary of the date of mailing of this proxy statement] . It is suggested that such proposals be sent by Certified Mail, Return Receipt Requested. Our By-laws require a stockholder to give advance notice of any business, including the nomination of candidates for the Board of Directors, which the stockholder wishes to bring before a meeting of our stockholders. In general, for business to be brought before an annual meeting by a stockholder, written notice of the stockholder proposal or nomination must be received by our Secretary not more than 180 days prior to the anniversary of the preceding year's annual meeting. With respect to stockholder proposals, the stockholder's notice to our Secretary must contain a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, as well as other information set forth in our By-laws or required by law. With respect to the nomination of a candidate for the Board of Directors by a stockholder, the stockholder's notice to our Secretary must contain certain information set forth in our By-laws about both the nominee and the stockholder making the nominations. If a stockholder desires to have a proposal included in our proxy materials for our 2006 Special Meeting of Stockholders and desires to have such proposal brought before the same annual meeting, the stockholder must comply with both sets of procedures described in this paragraph. Any required written notices should be sent to Innova Holdings, Inc., 17105 San Carlos Blvd., Suite A6151, Fort Myers Beach, FL 33931 Attn: Secretary.

OTHER MATTERS WHICH MAY COME BEFORE THE SPECIAL MEETING

We know of no other matters to be presented at the Special Meeting, but if any other matters should properly come before the meeting, it is intended that the persons named in the accompanying form of proxy will vote the same in accordance with their best judgment and their discretion, and authority to do so is included in the proxy.

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EXHIBIT “B”

INNOVA HOLDINGS, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held October 20, 2006

TO THE STOCKHOLDERS OF INNOVA HOLDINGS, INC.

You are cordially invited to the 2006 Special Meeting of Stockholders of Innova Holdings, Inc., which will be held at Sanibel Harbour Resort & Spa, Queen Palms Ballroom, 17260 Harbour Pointe Drive, Ft. Myers, FL  33908, on Friday, October 20, 2006 beginning at 10:00 a.m., local time. The Special Meeting will be held for the following purposes:

1.	To elect 5 members to our Board of Directors, each to hold office for the terms as set forth herein, and until his successor is elected and qualified (Proposal 1);

2.
To authorize our Board of Directors, in its discretion, to amend our certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of our Common Stock at a ratio of either one-for-eight or one-for-ten, as determined at the discretion of the board of directors to be in the best interests of the Company without further approval from our stockholders (the "Reverse Stock Split") (Proposal 2);

3.	To adopt our Amended and Restated 2005 Stock Option Plan, including all amendments thereto adopted by the Board of Directors as of the date hereof (Proposal 3); and

4.	To transact such other business as may properly come before the meeting or any postponements or adjournments of the meeting.

BECAUSE OF THE SIGNIFICANCE OF THESE PROPOSALS TO THE COMPANY AND ITS STOCKHOLDERS, IT IS VITAL THAT EVERY SHAREHOLDER VOTES AT THE SPECIAL MEETING IN PERSON OR BY PROXY.

These proposals are fully set forth in the accompanying Proxy Statement, which you are urged to read thoroughly. For the reasons set forth in the Proxy Statement, your Board of Directors recommends a vote "FOR" each of the proposals. The Company intends to mail the Annual Report, Proxy Statement and Proxy enclosed with this notice on or about *, 2006, to all stockholders entitled to vote at the Special Meeting. If you were a stockholder of record of our common stock on September 5, 2006, the record date for the Special Meeting, you are entitled to vote at the meeting and any postponements or adjournments of the meeting. Stockholders are cordially invited to attend the Special Meeting. However, whether or not you plan to attend the meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please sign, date, and return promptly the enclosed proxy in the accompanying postpaid envelope we have provided for your convenience to ensure that your shares will be represented. If you do attend the meeting and wish to vote your shares personally, you may revoke your Proxy.

We hope that you will use this opportunity to take an active part in our affairs by voting on the business to come before the Special Meeting, either by executing and returning the enclosed Proxy Card or by casting your vote in person at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

WALTER K. WEISEL

Chairman of the Board of Directors

Fort Myers, Florida
September *, 2006

Stockholders unable to attend the special meeting in person are requested to date and sign the enclosed proxy card as promptly as possible. A stamped envelope is enclosed for your convenience. If a stockholder receives more than one proxy card because he or she owns shares registered in different names or addresses, each proxy card should be completed and returned.

PROPOSAL 3: APPROVAL OF THE AMENDED AND RESTATED 2005 STOCK OPTION PLAN

 At the Special Meeting, the Company's stockholders are being asked to approve the Amended and Restated 2005 Stock Option Plan (the “2005 Stock Option Plan”), including all amendments thereto adopted by the Board of Directors as of the date hereof. The Board has unanimously approved the 2005 Stock Option Plan and has directed that it be submitted for the approval of the stockholders at the special meeting. On April 12, 2005, the Board adopted the 2005 Stock Option Plan authorizing options to purchase an aggregate of 100,000,000 shares. On April 12, 2006, the Board authorized an increase in the authorized shares of common stock available under the 2005 Stock Option Plan from 100,000,000 shares to 150,000,000 shares, and on July 24, 2006, the Board authorized an increase in the authorized shares of common stock available under the 2005 Stock Option Plan from 150,000,000 to 200,000,000 shares.

The following description of the 2005 Stock Option Plan is only a summary of the important provisions of the 2005 Stock Option Plan and does not contain all of the terms and conditions of the 2005 Stock Option Plan. A copy of the 2005 Stock Option Plan is attached to this Proxy Statement as Exhibit “2”. The 2005 Stock Option Plan and the right of participants to make purchases thereunder are intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The 2005 Stock Option Plan is not a qualified deferred compensation plan under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The primary purpose of the 2005 Stock Option Plan is to attract and retain the best available personnel for the Company, as well as key non-employees of the Company, in order to promote the success of the Company's business. In the event that the 2005 Stock Option Plan is not adopted, the Company may have considerable difficulty in retaining and attracting qualified personnel and consultants.

SHARE RESERVATION

We will reserve a total 200,000,000 shares of our common stock for issuance under the 2005 Stock Option Plan. If the recipient of an option grant does not purchase the shares subject to the option grant before it expires or terminates, the shares that are not purchased again become available for issuance under the 2005 Stock Option Plan.

ADMINISTRATION

  The 2005 Stock Option Plan is administered by the Company's Board of Directors as the Board of Directors may be composed from time to time. The Board determines all questions of interpretation of the 2005 Stock Option Plan, and its decisions are final and binding upon all participants. Any determination by a majority of the members of the Board of Directors at any meeting, or by written consent in lieu of a meeting, shall be deemed to have been made by the whole Board of Directors.

Notwithstanding the foregoing, the Board of Directors may at any time, or from time to time, appoint a committee (the "Committee") of at least two members of the Board of Directors, and delegate to the Committee the authority of the Board of Directors to administer the Plan. Upon such appointment and delegation, the Committee shall have all the powers, privileges and duties of the Board of Directors, and shall be substituted for the Board of Directors, in the administration of the Plan, subject to certain limitations.

ELIGIBILITY

Under the 2005 Stock Option Plan, options may be granted to key employees of the Company or any of its participating subsidiaries, and key non-employees such as a non-employee directors, consultants or independent contractors of the Company or any of its participating subsidiaries, as provided in the 2005 Stock Option Plan (the participant is referred to herein as an “Optionee”).

TERMS OF OPTIONS

The term of each Option or stock award granted under the Plan shall be contained in a stock agreement between the Optionee and the Company and such terms shall be determined by the Board of Directors consistent with the provisions of the Plan, including the following:

(a) OPTION PRICE. The purchase price of the common stock subject to each Option shall be determined by the Board of Directors in its sole discretion as of the date of grant of the Option.

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